[GERSTEN SAVAGE, KAPLOWITZ, WOLF & MARCUS, LLP LETTERHEAD]







                                                              December 21, 2004


BY EDGAR AND OVERNIGHT COURIER
Susan Min
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                           Re:  Centurion Gold Holdings, Inc.
                                Registration Statement on Form SB-2
                                File No.: 333-120200
                                Amendment No. 1

Dear Ms. Min:

                  On behalf of Centurion Gold Holdings, Inc. (the "COMPANY"), we respond as follows to the Staff's comments received on December 6, 2004 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL

1. WHERE COMMENTS ON ONE DOCUMENT OR SECTION ALSO RELATE TO DISCLOSURE IN ANOTHER DOCUMENT OR SECTION, PLEASE MAKE PARALLEL CHANGES TO ALL AFFECTED DISCLOSURE. THIS WILL ELIMINATE THE NEED FOR US TO REPEAT SIMILAR COMMENTS.

    We have revised the disclosure in the Company's prospectus accordingly.

CONTROLS AND PROCEDURES, PAGE 14

2. WE NOTE THAT YOU DESIGNED YOUR DISCLOSURE CONTROLS AND PROCEDURES TO PROVIDE "ONLY REASONABLE ASSURANCE" OF ACHIEVING THE DESIRED CONTROL OBJECTIVES. THEREFORE, REVISE YOUR CONCLUSION THAT YOUR DISCLOSURE

    CONTROLS AND PROCEDURES ARE EFFECTIVE TO REFLECT, IF TRUE, THAT THE INTERNAL CONTROLS AND PROCEDURES ARE "EFFECTIVE" AT THE "REASONABLE ASSURANCE" LEVEL. PLEASE REFER TO PART II.F.4 OF RELEASE 33-8238 FOR guidance.

    We have revised the disclosure in the Company's annual report on Form 10KSB by filing an amended Form 10KSB/A with the Commission. As you will recall, this disclosure and the necessary changes pursuant to comment 3 below, were provided to you supplementally prior to filing the amended Form 10KSB/A.

3. PLEASE ENSURE THAT YOUR ANNUAL REPORT DISCLOSES "ANY CHANGES" TO INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING, NOT JUST "SIGNIFICANT" CHANGES, THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING. SEE ITEM 308(C) OF REGULATION S-K AND PART II.F OF RELEASE 33-8238 FOR FURTHER GUIDANCE.

    We have revised the disclosure in the Company's annual report on Form 10KSB accordingly.

    Please note that in addition to the foregoing, we have: (i) updated the Registration Statement to include financial statements for the six month period ending September 30, 2004; and (ii) made conforming changes throughout the Registration Statement.

    If you have questions, please do not hesitate to contact me at the above telephone and facsimile numbers. Separately, we intend to file an acceleration request for effectiveness of the Registration Statement. Thank you for your assistance.

                                                  Very truly yours,

                                                  /s/ Peter J. Bilfield
                                                  ---------------------
                                                  Peter J. Bilfield

cc:      Andrew Dale Paul
         Everett Alexander
         Arthur Marcus